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                              May 29, 2020

       John P. Love
       Chief Executive Officer
       United States Brent Oil Fund, LP
       1850 Mt. Diablo Boulevard, Suite 640
       Walnut Creek, CA 94596

                                                        Re: United States Brent
Oil Fund, LP
                                                            Registration
Statement on Form S-3
                                                            Filed May 15, 2020
                                                            File No. 333-238282

       Dear Mr. Love:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Risk Factors Involved with an Investment in BNO, page 4

   1. Please add a new risk factor that addresses the market, dilution and other risks associated with your ability to
sell up to 335,350,000 shares pursuant to the current registration statement.
   2. Please add a new risk factor that addresses the risks to investors with using the fund as a proxy for investing
oil. Specifically address the risks to non-professional investors who are not experienced in
investing oil futures and may not have ready access to the types of information that
professional investors may have. In this regard, we note your disclosure on page 4 that an
investment in BNO is not a proxy for investing in the oil markets.
   3. Please add a new risk factor that addresses any constraints placed on you by your FCM
 John P. Love
United States Brent Oil Fund, LP
May 29, 2020
Page 2
         and how those constraints may impact your ability to invest in the the Benchmark Futures
         Contract or any other oil futures contracts. Alternatively, please tell us why such a risk factor is not necessary. In addition, please file your agreement with your FCM as an exhibit to your registration statement.
Other Risks
BNO and USCF may have conflicts of interest, page 14

4. We note that you are holding and may continue to invest in the same type of oil futures contracts that other USCF funds may hold and purchase pursuant to their investment strategy. For example, it appears there is potential overlap between the investments currently held by you and the United States Oil Fund, LP. It also appears that the limits imposed in the CME Letters apply to both of these oil funds. Please address here and throughout whether your current investment strategy creates additional actual or potential conflicts of interest with USCF's other oil funds, describing the conflicts and the material risks they represent to investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any questions.



FirstName LastNameJohn P. Love                                 Sincerely,
Comapany NameUnited States Brent Oil Fund, LP
                                                               Division of
Corporation Finance
May 29, 2020 Page 2                                            Office of
Finance
FirstName LastName